Exhibit 99.3

QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2008

INTRODUCTION

The following information, prepared as of November 6, 2008, should be read in conjunction with the unaudited interim consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007 and its audited annual consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, and the related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s 2007 Annual Information Form, is available on SEDAR at www.sedar.com.

BUSINESS PROFILE AND STRATEGY

Quest’s primary business focus is mortgage lending on the security of Canadian real estate.  The Company’s primary lending activity is to provide first mortgages concentrating on residentially- oriented real estate. In general, a loan is residentially oriented, if, at the time the loan is made, the real estate on which the loan is secured is, or is intended to be, devoted to residential purposes. This includes financing the development or acquisition of single family, apartment, condominium, social housing and nursing/retirement residences.  A second lending activity is to provide mortgages secured by commercial or industrial properties.

As a mortgage investment corporation (“MIC”), Quest can decrease its taxable income through the payment of dividends. To this end, Quest’s long-term goal is to enhance shareholder value by increasing dividend distributions to its shareholders and in the process reducing its corporate taxes. By prudently using modest leverage to grow its mortgage portfolio, the Company intends to increase profitability so it can further enhance shareholder distributions.

In June 2008, Quest began the process of applying for a deposit taking license from the Office of the Superintendent of Financial Institutions (Canada) in order to access alternate sources of funding.  During the past three months Quest continued this process.  If successful, Quest would envision accepting customer term deposits (through brokers and agents) towards the end of 2009.  Under MIC rules, the Company will be able to carry up to five times its equity in debt, including term deposits, thereby allowing the Company the flexibility to increase the loan portfolio proportionately depending on market conditions.

NON-GAAP MEASURES

Basic earnings per share (“EPS”) before taxes, return on equity before taxes, return on assets before taxes and payout ratio on earnings before taxes do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The fact that tax expense is for the most part a non-cash item to the Company is the major reason the Company calculates and highlights various ratios on a before tax basis.  Non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

•	basic earnings per share before taxes – earnings before taxes divided by number of common shares outstanding for basic EPS purposes;

•	return on equity before taxes – earnings before taxes divided by average shareholders’ equity;

•	return on assets before taxes – earnings before taxes divided by average total assets; and

•	payout ratio on earnings before taxes – dividends paid per share divided by basic earnings per share before taxes.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

FINANCIAL PERFORMANCE

Net income for the third quarter grew 21% or $1.1 million to $6.4 million from $5.3 million earned during the third quarter of 2007. This improved year-over-year performance reflected growth in Quest’s loan portfolio, containment of non-interest expenses and utilization of MIC tax rules, all of which more than offset loan loss provisions taken in the quarter. The Company recorded $2.3 million of specific loan loss provisions on three loan exposures with total principal outstanding of $17.1 million (see “Results of Operations.”) and in addition, the Company recorded a $0.3 million general loan loss provision increase in the third quarter.  No loan loss provisions were recorded in the third quarter of 2007. Quest’s loan portfolio grew 5% during the third quarter to $368.7 million compared to $350.4 million at June 30, 2008.

Table 1 - Selected Financial Information
($ thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Key Performance Indicators
Interest income	12,547	9,497	35,227	28,888
Other income	44	2,165	278	9,622
Net interest and other income	9,096	11,511	30,411	38,111
Earnings before income taxes	6,662	7,782	22,199	27,832
Net earnings for the period	6,358	5,264	20,983	20,019
Earnings per share before taxes(1)	0.045	0.053	0.151	0.191
Earnings per share – basic	0.043	0.036	0.143	0.138
Earnings per share – diluted	0.043	0.035	0.143	0.135
Return on equity before taxes(1)(2)	9%	11%	10%	13%

Three months ended		Nine months ended
September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Return on equity(1)(2)	9%	7%	10%	9%
Return on assets before taxes(1)(2)	7%	10%	8%	12%
Return on assets(1)(2)	7%	7%	8%	9%
Dividends paid per share	0.045	0.025	0.115	0.070
Payout ratio on earnings before taxes(1)	99%	47%	76%	37%
Loans			368,695	263,286
Total assets			381,722	304,294
Shareholders' equity			295,511	291,169
Book value per share			2.01	1.99
Impaired loans - principal			19,369	21,461
Allowances for loan losses			3,050	-
Allowances as a % of impaired loans			16%	-

1.	See non-GAAP measures disclosed in this MD&A.
2.	Annualized basis.

QUARTERLY DIVIDEND DECLARED

The Board declared a quarterly dividend of $0.045 per share at its meeting held November 6, 2008 payable December 31, 2008 to shareholders of record on December 15, 2008. Inclusive of this payment, dividends during the course of this year will have amounted to $0.16 per share. In order to reduce its taxable income to a negligible amount, the Company expects to pay sufficient dividends within 90 days of year end 2008, after first deducting any tax losses and other deductions carried forward.

OUTLOOK

Quest continues to maintain three key long-term objectives: preserving capital, earning an attractive yield on its investments and achieving profitable growth. As credit markets have deteriorated, and the Canadian real estate and housing market has slowed, greater emphasis has been placed upon capital preservation. For reasons of prudence, protecting shareholder value has become the Company’s primary objective until markets stabilize. Management intends to address this objective by close, ongoing monitoring of its loan portfolio, prompt remediation of problem loans (if they arise) and through its risk management strategies of: diversification (by loan type and loan location); focus on first mortgages; syndication to provide liquidity; and, selective requirement for collateral. Management is also mindful of the need to keep Quest in a position to deliver an attractive yield and achieve profitable growth. Management expects growth in the loan portfolio will moderate in the near future as Quest reaches the upper limits of its existing credit facilities. Management believes, however, that this period of slower growth will be temporary as the Company continues with its application process to become a deposit-taking institution. If successful, this license application will provide additional funding sources to grow. The Company’s general timetable for receiving its deposit-taking license has not changed and while there are no assurances the application will be successful, management hopes to begin accepting customer deposits by the end of 2009. Management remains confident in Quest’s performance potential and ability to meet its long-term objectives.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	For the three months ended September 30, 2008		For the three months e nded September 30, 2007		For the nine months ended September 30, 2008		For the nine months ended September 30, 2007
Net interest, other income and provision for loan losses
Interest income	12,547	138%	9,497	82%	35,227	116%	28,888	76%
Other income	44	0%	2,165	19%	278	1%	9,622	25%
Interest on debt	(895)	(10%)	(151)	(1%)	(2,044)	(7%)	(399)	(1%)
Provision for loan losses	(2,600)	(28%)	0	0%	(3,050)	(10%)	0	0%
	9,096	100%	11,511	100%	30,411	100%	38,111	100%
Expenses
Salaries	720	30%	1,149	31%	2,398	29%	3,066	30%
Bonuses	433	18%	560	15%	1,425	17%	2,340	23%
Stock-based compensation	235	10%	293	8%	775	9%	859	8%
Legal and professional services	163	7%	527	14%	1,143	14%	1,239	12%
Other	883	35%	1,200	32%	2,471	31%	2,775	27%
	2,434	100%	3,729	100%	8,212	100%	10,279	100%

Net income before income taxes	6,662		7,782		22,199		27,832
Income taxes	304		2,518		1,216		7,813

Net income for the period	6,358		5,264		20,983		20,019

The three months ended September 30, 2008 is Quest’s third quarter operating as a MIC. There are some fundamental differences in operations between this year’s and last year’s third quarter. The Company is no longer providing corporate finance, management and investment services and accordingly, there are no revenues or expenses for such activities in third quarter 2008. Also, while still eligible under MIC rules when lending on Canadian assets, no bridge loans were funded during the third quarter of 2008. These factors have led to a decrease in net income before taxes, however, by utilizing the special taxation rules for MICs, income tax expense has decreased and the Company’s third quarter 2008 net income is $1.1 million or 21% greater than net income in the third quarter of 2007. On a sequential basis, net income is $1.2 million or 16% less than in the second quarter; and $0.7 million or 10% less than in the first quarter of 2008. This decrease in sequential earnings is attributable to the $2.3 million of specific loan loss provisions taken during the third quarter of 2008.

The Company has provided for specific loan losses of $2.3 million during the third quarter of 2008. This provision is for three loans with total principal outstanding of $17.1 million, of which two are real estate mortgages and one is a bridge loan. One of the real estate mortgages has been in legal action for most of 2008 and has been subject to two failed property sales. The Company has obtained legal judgment on the borrower. The other real estate loan is not yet over 90 days in arrears at quarter-end, but it has been determined to be non-performing as a result of an analysis of the value of the underlying collateral on the loan during the quarter. The bridge loan, to a resource company, is also not over 90 days in arrears, but the borrower has filed for creditor protection.  Management will take all necessary measures to recover as much of the Company’s investment as is possible on all of these loans.

This is the first quarter since 2004 that the Company has recorded a specific provision for loan losses. The Company continually reviews its loan portfolio to determine whether any loan requires a specific provision. As well, Quest continues to record a general loan loss provision for any probable but unidentified losses in the loan portfolio.

Interest income

Interest income includes loan interest at the stated loan rate excluding interest that has not been accrued on impaired loans plus loan commitment fees net of originators’ fee expense.  Interest is recognized using the effective interest rate method.

Interest income increased $3.1 million or 32% to $12.5 million for the three months ended September 30, 2008 as compared to $9.5 million during the comparative period in 2007.  This increase was largely due to greater average loan balances in 2008 as compared to 2007.  Measured on a quarterly basis, the average outstanding loan portfolio was $360 million during the third quarter of 2008, a $108 million or 43% increase over the $252 million average balance outstanding during the third quarter of 2007.  Based on these average outstanding portfolio balances, interest yields were 14% in the third quarter of 2008 compared to 15% in the comparative period in 2007.  The decrease in yield during 2008 compared to 2007 reflects the decrease in bridge loan activity compared to the same period in 2007.

Other income

No bridge loans were funded during the third quarter of 2008. As previously reported, the Company divested its management, corporate finance and investment operations during 2007.    Consequently, the only other income reported during the three months ended September 30, 2008 relates to the service fees generated from syndicated loans.  During the three months ended September 30, 2008, the Company reported $0.04 million in servicing fees compared to $0.2 million in the comparative period in 2007. Syndicated loan servicing fees have decreased due to reduced fees charged to syndicate partners. During the third quarter of 2007, the Company recorded $2.0 million in gains on sale of marketable securities and investments and management and finder’s fees.

Interest expense and provision for loan losses

Interest expense relates to interest on Quest’s revolving debt facility in 2008 and other debt facility in 2007 used to assist in funding its mortgage portfolio. This expense has grown with increased utilization of the facility.  Commencing in 2008, the Company established a general allowance for loan losses to be consistent with other financial institutions.  During the three months ended September 30, 2008, the Company has taken a charge for a general allowance for loan losses of $0.3 million as compared to $nil in the comparative period in 2007. As at September 30, 2008, the Company’s general allowance for loan losses is $0.7 million.  As previously stated, the Company has also taken a specific allowance for loan losses of $2.3 million during the third quarter of 2008 as compared to $nil in the comparative period in 2007.

Salaries and bonuses

Salaries and benefits decreased $0.4 million or 37% during the three months ended September 30, 2008 as compared to the comparative period in 2007. As at September 30, 2008, the Company had 22 employees compared to 29 employees as at September 30, 2007 of which 10 employees engaged in management and corporate finance operations.

Bonuses for the quarter ended September 30, 2008 were $0.4 million, a decrease of $0.2 million or 23% from $0.6 million in the comparative period in 2007, primarily due to a decrease in bonuses paid to employees in corporate finance operations.  Bonuses represent amounts under the Company’s incentive plans paid to officers and employees of the Company.  The Company’s incentive plans include discretionary and non-discretionary components. Discretionary payments and allocations are subject to the approval of the Compensation Committee and the Board of Directors. Non-discretionary amounts relate to the originators’ fees which have been netted against commitment fee income and included as a component of interest income.

Stock-based compensation

Stock-based compensation decreased $0.1 million or 20% to $0.2 million in the third quarter of 2008 as compared to $0.3 million in the comparative period in 2007.  The expense related to options is recorded on a straight line basis over the expected vesting term of the option (usually three years), therefore the current expense relates to options vesting over a three year period.

Legal and professional fees

Legal and professional fees decreased $0.4 million or 69% to $0.2 million during the three months ended September 30, 2008 as compared to $0.5 million in the comparative period in 2007.  In 2007, the Company’s legal and professional fees included costs associated with becoming a MIC and compliance with Sarbanes Oxley regulations.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses have decreased $0.3 million or 26% to $0.9 million during the quarter ended September 30, 2008 as compared to $1.2 million in the comparative period in 2007.

Provision for income taxes

The Company has recognized a future tax asset based on the likely utilization of tax losses and other deductions which may be used to reduce future taxable income.  During the three months ended September 30, 2007, net income was reduced by recording a tax provision as a result of the utilization of previously established future tax assets.  In the current period, tax expense has also been recorded based on the use of this tax asset, however, the Company’s ability to deduct dividend payments in the calculation of taxable income has resulted in a much reduced tax provision. During the quarter, the Company utilized $1.4 million of tax losses. There is approximately another $0.3 million of losses carried forward available to be utilized during the remainder of 2008. The Company also recorded a $0.3 million tax expense in the third quarter of 2008 related to taxation in prior years.

Net income

For the quarter ended September 30, 2008, the Company had consolidated net income of $6.4 million (or $0.043 basic EPS) compared to consolidated net income of $5.3 million (or $0.036 basic EPS) during the comparative period in 2007, an increase of $1.1 million or 21%.

On a year-to-date basis, net income has increased $1.0 million or 5% in 2008 compared to the same period in 2007.

Comprehensive income

The Company did not have any available for sale assets or liabilities whose fair values differ from their original carrying value during 2008.  As a result, there is no other comprehensive income to report during the period ended September 30, 2008.  Other comprehensive loss for the three months ended September 30, 2007 was $1.5 million and included $0.4 million of unrealized losses on available-for-sale financial assets.

FINANCIAL POSITION

Table 3 - Asset Components
($ thousands)

	September 30, 2008		December 31, 2007		September 30, 2007
Asset mix
Cash and cash equivalents	2,401	1%	30,484	9%	5,917	2%
Loans	368,695	97%	277,710	85%	263,286	87%
Future tax asset	2,833	1%	3,916	1%	7,863	2%
Other	7,793	1%	13,634	5%	27,228	9%
	381,722	100%	325,744	100%	304,294	100%

Cash

The Company’s cash resources at September 30, 2008 were $2.4 million compared to $30.5 million as at December 31, 2007 and $5.9 million at September 30, 2007.  Cash and cash equivalents include cash balances with a major Canadian chartered bank, and do not include any investments in commercial paper. The Company attempts to keep its cash balances to a minimum during periods when it has drawn on its revolving debt facility.

Loans

The Company’s loan portfolio continued to grow during the third quarter of 2008 to $369 million representing a 33% increase over the portfolio balance as at December 31, 2007 and a 40% increase over that at September 30, 2007.  As at September 30, 2008, 98% of the Company’s loan portfolio was comprised of mortgages on real estate, compared to 96% at December 31, 2007 and September 30, 2007.  As at September 30, 2008, Quest’s loan portfolio consisted of 63 loans of which 59 were mortgages secured by real estate and 4 were bridge loans secured by various mining and energy related assets.  The following table illustrates the composition of the Company’s loan portfolio:

Table 4 – Loan Portfolio
($ thousands)
	September 30, 2008		December 31, 2007		September 30, 2007
Principal Outstanding
Mortgages
Land under development	170,837	45%	151,607	52%	179,859	66%
Real estate – residential	35,808	9%	22,752	8%	8,000	3%
Real estate – commercial	66,358	18%	51,123	18%	62,462	23%
Construction	98,470	26%	54,162	18%	12,391	4%
Total mortgages	371,473	98%	279,644	96%	262,712	96%
Bridge loans	6,589	2%	10,549	4%	11,453	4%
Total principal outstanding	378,062	100%	290,193	100%	274,165	100%
Prepaid and accrued interest, net	(1,775)		(8,877)		(7,213)
Deferred loan fees and other, net	(4,542)		(3,606)		(3,666)
Allowances for loan losses	(3,050)		0		0

As recorded on the balance sheet	368,695		277,710		263,286

The Company funded $73 million in loans during the three months ended September 30, 2008, an increase of $1 million or 1% over the loans funded of $72 million in the comparative period in 2007. For the nine months ended September 30, 2008, the Company has funded $222 million in loans, representing an increase of $65 million or 42% over that funded during the nine months ended September 30, 2007. The Company syndicated $36 million in loans during the quarter ended September 30, 2008 compared to $2.4 million loans syndicated during the same period in 2007. The Company will syndicate a loan if it does not have sufficient cash resources to fund the entire loan itself or if it wishes to reduce its exposure to a borrower.

The following table illustrates the flow in the loan portfolio during 2007 and 2008.  The Company collects commitment fees each time a loan is funded or renewed.  Hence the shorter the loan term, the greater the capacity to fund new loans and earn commitment fees.

Table 5 – Loan Principal Continuity
($ thousands)

	For the three months ended		For the nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Principal balance, beginning of period	359,494	251,905	290,193	279,426
Loans funded	72,581	72,062	222,017	156,572
Loans repaid and other	(54,013)	(49,802)	(134,148)	(161,833)
Principal balance, end of period	378,062	274,165	378,062	274,165

As at September 30, 2008, the portfolio was comprised of 96% first mortgages – an improvement over previous periods – and 4% second mortgages.  The amount of the Company’s loans, secured by first or second mortgages generally do not exceed 75% of the collateral value.  The following table outlines Quest’s continuing concentration on first mortgages:

Table 6 - Priority of Mortgage Security Charges(1) ($ thousands)
	September 30, 2008		December 31, 2007		September 30, 2007
Principal secured by:
First mortgages	355,774	96%	259,344	93%	228,194	87%
Second mortgages	15,699	4%	20,300	7%	34,518	13%

Total mortgages	371,473	100%	279,644	100%	262,712	100%

1.	Includes mortgage portion of loan portfolio only.

As at September 30, 2008, the mortgage portfolio is concentrated in western Canada, with loans in British Columbia representing 42% of the portfolio, the Prairies 45% and Ontario 13%. As a result, the loan portfolio was more balanced geographically than in previous periods. The following table indicates the geographic composition of the Company’s mortgage loans at the stated period ends.
Table 7 - Geographic Distribution of Mortgage Loans(1) ($ thousands)
	September 30, 2008		December 31, 2007		September 30, 2007
Principal outstanding:
British Columbia	154,808	42%	160,986	58%	125,252	48%
Prairies	168,217	45%	94,440	34%	114,380	44%
Ontario	48,448	13%	17,500	6%	18,250	7%
Other	-	0%	6,718	2%	4,830	1%

Total loans	371,473	100%	279,644	100%	262,712	100%

1.      Includes mortgage portion of loan portfolio only.

Management reviews the geographical composition of the loan portfolio on a regular basis and adjusts lending policies to reflect specific market conditions.

Credit quality and impaired loans

As part of the Company’s security, corporate and/or personal guarantees are generally required from the borrower.  Where in Quest’s opinion the real estate security alone is not as strong as management may require, additional collateral is obtained by way of collateral charges on other real estate and assets owned by the borrower or by letters of credit.  Management reviews the portfolio on a regular basis to confirm whether the quality of the underlying security is maintained and if credit conditions have deteriorated, suitable action is taken.

As at September 30, 2008, the Company had four impaired loans in the amount of $19.4 million (September 30, 2007 - $21.5 million) on which remedial action has been undertaken. Management estimates a specific reserve for loan losses of $2.3 million was required as at September 30, 2008 (September 30, 2007 - $nil).

The Company has commenced providing for a general allowance for loan losses in 2008. This general allowance represents a provision for unknown or unidentified, but probable, credit losses in the portfolio.

Quest has no exposure to US sub-prime mortgages or to any structured investment vehicles.  Quest also has no derivative instruments.

Future income taxes and other assets

Tax assets are comprised of losses carried forward and other tax deductions (see Critical Accounting Policies and Estimates).  The set up and utilization of future tax assets are non-cash items. The Company has recognized a future tax asset based on the likely realization of tax losses to be utilized against future taxable income. In 2008 to date, $1.1 million of previously recognized future tax assets were utilized and charged to expense in the income statement compared to $7.2 million in 2007. The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets at September 30, 2008 include $6.3 million of restricted cash, of which $4.6 million was held in trust to fund borrower’s future interest payments.

Liabilities

Total liabilities at September 30, 2008 were $86.2 million compared to $35.1 million as at December 31, 2007 representing a 146% increase.  The largest component of total liabilities is the Company’s revolving debt facility.  As at September 30, 2008, $78.5 million had been drawn on the Company’s $88.0 million facility compared to $6 million as at September 30, 2007.  Debt facilities are used to fund loans, as well as to bridge any gap between loan advances and loan repayments.

Capital management

Shareholders’ equity as at September 30, 2008 of $296 million is $4.9 million or 2% greater than that as at December 31, 2007 and is $4.3 million or 1% greater than that as at September 30, 2007.  During 2008, the Company has paid out $16.9 million in dividends, approximately 76% of its earnings before taxes. As discussed above, as a MIC, the Company intends to pay out sufficient dividends in 2008 and within 90 days after the end of 2008 to reduce taxable income to a negligible amount, after first deducting available losses and other tax deductions carried forward.  The Company’s current strategy is to grow through use of leverage and not through further accumulation of earnings or the issue of equity.

Contractual obligations

The Company has contractual obligations for its leased office space in Vancouver and Toronto.  The total minimum lease payments for the years 2008 – 2012 are $2.1 million.  As well, the Company has committed to fund loan principal as at September 30, 2008 in the amount of $92.9 million (see note 5(d) to the interim consolidated financial statements).  The following table illustrates these obligations by period due:

Table 7 – Contractual obligations ($ thousands)	Obligations due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
Office Leases	2,119	156	1,173	790	-

Loan Commitments	92,914	92,914	-	-	-
Total	95,033	93,070	1,173	790	-

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS
Table 8 - Summary Of Quarterly Results ($ thousands, except per share amounts)
	Third Qtr 2008	Second Qtr 2008	First Qtr 2008	Fourth Qtr 2007	Third Qtr 2007	Second Qtr 2007	First Qtr 2007	Fourth Qtr 2006

Interest income	12,547	11,549	11,131	11,133	9,497	9,356	10,124	10,284
Other income	44	114	120	2,360	2,165	4,336	3,205	1,425
Provision for loan losses	2,600	246	204	-	-	-	-	-
Income before taxes	6,662	8,053	7,484	8,156	7,782	10,735	9,315	7,918
Net Income	6,358	7,526	7,099	3,648	5,264	7,366	7,389	16,021
Basic Earnings Per Share	0.043	0.051	0.048	0.024	0.036	0.051	0.050	0.111
Total Assets	381,722	366,539	342,491	325,744	304,294	295,798	295,330	305,737
Total Liabilities	86,211	71,015	48,156	35,110	13,125	7,487	10,267	31,608

As disclosed previously, the Company divested itself of its management, corporate finance and investment operations during 2007.  Consequently, there are no revenues or expenses for such operations for the three months ended September 30, 2008.  Historically, other income from these operations varied by quarter depending on the amount of management, advisory, and finder’s fees received and gains on sale of marketable securities and investments.  During the fourth quarter of 2006, net income was positively impacted by the recognition of a future tax asset of $7.7 million, as a result of the likely realization of unused tax losses from future earnings.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.  Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of a general allowance for loan losses, and, where required, specific allowances on impaired loans.  Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  This evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews the loan portfolio on at least a quarterly basis and specific provisions are established where required on a loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

•	the nature and quality of collateral and, if applicable, any guarantee;

•	secondary market value of the loan and the related collateral;

•	the overall financial strength of the borrower;

•	the length of time that the loan has been in arrears; and

•	the borrower’s plan, if any, with respect to restructuring the loan.

Commencing in 2008, the Company is establishing a general allowance for loan losses in order to be consistent with industry practice.  In the period ended September 30, 2008, the Company recorded a $2.3 million specific allowance for loan losses.

Future Tax Assets and Liabilities

The Company has recognized a future tax asset based on the likely realization of tax losses to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized.  In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds.  If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down.  Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.  The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2008, the Company adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital.  In addition, this section requires disclosure of summary quantitative information about what an entity manages as capital; see note 14 to the interim consolidated financial statements for the three and nine months ended September 30, 2008.

Effective January 1, 2008, the Company has adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks; see Notes 12, 13 and 14 to the interim consolidated financial statements for the three and nine months ended September 30, 2008 and 2007.  Also, refer to “risk and uncertainties” section of this MD&A.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (“IFRS”) over a transition period effective for fiscal periods ending on or after January 1, 2011.  Management has established a changeover plan to adopt IFRS on January 1, 2011. An implementation team will be created and management is investigating the use of third-party advisors to assist. Management has not yet started the process of assessing accounting policy choices and elections that are allowed under IFRS. Management is also assessing the impact of the conversion on Quest’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. Management will continually review and adjust its implementation process to ensure the plan and goals are met.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related-party transactions are described in Note 10 of its interim consolidated financial statements as at September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007.  Historically, certain directors or officers of Quest joined the boards of companies in which Quest had invested or to which Quest had provided bridge loan financing to ensure Quest’s interests were represented.  This strategy resulted in a number of related-party transactions.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at November 6, 2008, the Company had the following common shares and stock options outstanding:

Common shares	146,789,711
Stock options	12,405,912

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the 2007 Annual Information Form filed on SEDAR at www.sedar.com.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors.  The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  Senior management is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	the employment of qualified and experienced loan originators and underwriters;

•	the investigation of the creditworthiness of all borrowers;

•	the engagement of qualified independent consultants such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests;

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding; and

•	the prompt initiation of recovery procedures on overdue loans.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all loan applications between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of senior management.  In addition, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at September 30, 2008, the largest loan in the Company’s loan portfolio was $29 million (8% of the Company’s loan portfolio); this was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an ongoing basis.

The amount of the Company’s loans, secured by first or second mortgages, generally does not exceed 75% of the collateral value.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its liquidity risk by monitoring scheduled mortgage fundings and repayments, and whenever necessary, accessing its debt facility to bridge any gaps in loan maturities and funding obligations.  In addition, the Company will syndicate a portion of its loans as part of its liquidity risk management.

As at September 30, 2008, the Company had drawn $78.5 million on its $88.0 million revolving debt facility and had future loan commitments of up to $92.9 million.  Future loan commitments are primarily for construction draws which occur over the course of the term of the loan which is typically twelve to eighteen months in duration. Further, as at September 30, 2008, 70% of the Company’s loan portfolio, or $265 million, was due within a year. In management’s opinion, the Company has sufficient resources to meet its current cash flow requirements.

Market Risk

Market risk arises as a result of changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is incurred if the value of real estate securing the Company’s loans falls to a level approaching the loan amounts.  Quest is subject to risks in its construction lending business if borrowers are not able to absorb rising costs of labour and materials.  In addition, the Company has loaned funds to a number of companies, which funds are used for development including the re-zoning in respect of the relevant project.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.  To manage these risks, management ensures that its mortgage origination team is aware of the market conditions that affect each mortgage application and the impact that any changes may have on security for a particular loan.  Management and the Board monitor changes in the market on an ongoing basis and adjust the Company’s lending practices and policies when necessary to reduce the impact of the above risks.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced off Bank Prime Rate, the Company manages this risk through the pricing of certain of its loans also being based upon the Bank Prime Rate.  In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at September 30, 2008, the Company had eight variable rate loans priced off the Bank Prime Rate with an aggregate principal of $45.8 million and 55 fixed-rate loans with an aggregate principal of $332.2 million.

INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Changes in Internal Disclosure Controls and Procedures

There were no changes in the Company’s internal disclosure controls and procedures that occurred during the third quarter ended September 30, 2008 that have materially affected, or are reasonably likely to affect, the Company’s internal disclosure controls and procedures.  No changes were made in the Company’s internal controls over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Internal Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.  The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company reviews its controls and procedures over financial reporting.  However, because of the inherent limitations in a control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  These statements appear in a number of places in this MD&A and include statements regarding our intent, beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.